Exhibit (m-2)
PACIFIC CAPITAL FUNDS
CLASS B SHARES
DISTRIBUTION AND SHAREHOLDER SERVICE PLAN
     This Plan (the “Plan”) constitutes the distribution and shareholder service plan of Pacific Capital Funds, a Massachusetts business trust (the “Trust”), adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”). The Plan relates to the Class B Shares of those investment portfolios (“Funds”) identified on Appendix A hereto as amended from time to time (the “Distribution Plan Funds”).
     Section 1. Each Distribution Plan Fund shall pay to the distributor (the “Distributor”) of the Class B of the Trust’s units of beneficial interest (the “Shares”), a fee in an amount not to exceed on an annual basis 1.00% of the average daily net asset value of such Fund attributable to the Shares of such Fund (the “Distribution Fee”) to compensate or reimburse the Distributor for the following: (a) payments the Distributor makes to banks and other institutions and industry professionals, such as broker/dealers, including the Adviser, Distributor and their affiliates or subsidiaries (collectively referred to as “Participating Organization(s)”), pursuant to an agreement in connection with providing sales and/or administrative support services to the holders of a Fund’s Shares; or (b) payments to financial institutions and industry professional (such as insurance companies, investment counselors, and the Distributor’s affiliates and subsidiaries) in consideration for the distribution services provided and expenses assumed in connection with distribution assistance, including but not limited to printing and distributing Prospectuses to persons other than current Class B Shareholders of a Fund, printing and distributing advertising and sales literature and reports to Class B Shareholders used in connection with the sale of a Fund’s Shares, and personnel and communication equipment used in servicing shareholder accounts and prospective Class B Shareholder inquiries.
     Not more than 0.25% of the average daily net asset value of each Distribution Plan Fund’s average daily net asset value attributable to the Shares of such Fund is authorized for payment in connection with the personal, ongoing servicing of shareholder accounts of such Shares (the “Service Fee”). This Service Fee may be used by the Distributor to provide compensation for personal, ongoing servicing and or/maintenance of shareholder accounts with respect to Shares of a Fund. Compensation may be paid by the Distributor, or any portion of the fee may be reallowed, to persons, including employees of the Distributor, and institutions who respond to inquiries of holders of the Shares reading their ownership of Shares or their accounts with the Funds or who provide other administrative or accounting services.
     Section 2. The Distribution Fee shall be paid by the Distribution Plan Funds to the Distributor only to compensate or to reimburse the Distributor for payments or expenses incurred pursuant to Section 1. Notwithstanding anything herein to the contrary, the Distribution Plan Funds shall not be obligated to make any payments under this Plan that exceed the maximum amounts payable under Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc.
     Section 3. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on the Plan or such agreement.
     Section 4. The Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Section 3.
     Section 5. Any person authorized to direct the disposition of monies paid or payable by the Distribution Plan Funds pursuant to the Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
     Section 6. The Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Class B shares of such Fund.
     Section 7. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide:
(a)	That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Class C shares of the Distribution Plan Fund, on not more than 60 days’ written notice to any other party to the agreement; and

(b)	That such agreement shall terminate automatically in the event of its assignment.
     Section 8. The Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 1 hereof without approval by a vote of at least of a majority of the outstanding voting securities of the Distribution Plan Fund being affected, and all material amendments to the Plan shall be approved in the manner provided for approval of the Plan in Section 3.
     Section 9. As used in the Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms “assignment”, “interested person” and “majority of the outstanding voting securities” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.
Adopted: December 17, 2003
Effective: April 30, 2004, as amended December 17, 2008

AMENDED APPENDIX A
TO THE CLASS B
DISTRIBUTION AND SHAREHOLDER SERVICE PLAN
OF PACIFIC CAPITAL FUNDS
Name of Distribution Plan Fund
NEW ASIA GROWTH FUND
INTERNATIONAL STOCK FUND
SMALL CAP FUND
GROWTH STOCK FUND
GROWTH AND INCOME FUND
VALUE FUND
HIGH GRADE CORE FIXED INCOME FUND
TAX-FREE SECURITIES FUND
U.S. GOVERNMENT SHORT FIXED INCOME FUND